UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 50)

                            WESTMINSTER CAPITAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    307351106
                                 (CUSIP Number)

                                William Belzberg
                         9665 Wilshire Blvd., Suite M-10
                             Beverly Hills, CA 90212
                                 (310) 278-1930
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 24, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)


                               Page 1 of 11 Pages

CUSIP No. 307351106                       13D               Page 2 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William Belzberg
          Bel-Cal Holdings, Ltd.
          William Belzberg Revocable Living Trust, October 5, 1984
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          William Belzberg - U.S.
          Bel-Cal Holdings, Ltd. - Canada
          William Belzberg Revocable Living Trust, October 5, 1984 - U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER
                         William Belzberg - 2,176,670 shares*
  NUMBER OF              Bel-Cal Holdings, Ltd. - 373,750
                         William Belzberg Revocable Living Trust,
                            October 5, 1984- 1,802,820
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                         William Belzberg - 2,176,670 shares*
  REPORTING              Bel-Cal Holdings, Ltd. - 373,750 shares
                         William Belzberg Revocable Living Trust,
   PERSON                   October 5, 1984 - 1,802,820 shares
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         NONE
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          William Belzberg - 2,176,670 shares*
          Bel - Cal Holdings, Ltd. - 373,750 shares
          William Belzberg Revocable Living Trust, October 5, 1984 -
             1,802,820 shares
          Management Group - 3,970,644 shares**
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          William Belzberg - 42.8%*
          Bel-Cal Holdings, Ltd. - 7.3%
          William Belzberg Revocable Living Trust, October 5, 1984 - 35.4% Management Group - 78.0%**
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          William Belzberg - IN
          Bel-Cal Holdings, Ltd. - CO
          William Belzberg Revocable Living Trust, October 5, 1984 - (OO)
________________________________________________________________________________

* Includes 373,750 shares held of record by Bel-Cal Holdings, Ltd. and 1,802,820 shares held of record by William Belzberg Revocable Living Trust, October 5, 1984.

** The Management Group (as defined herein) may be deemed, for purposes of this Schedule 13D and the Offer (as defined herein) only, a group within the meaning of Section 13(d)(3) of the Exchange Act. William Belzberg, Bel-Cal Holdings, Ltd. and William Belzberg Revocable Living Trust, October 5, 1984 disclaim any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.


                               Page 2 of 11 Pages

CUSIP No. 307351106                       13D                 Page 3 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hyman Belzberg
          Bel-Alta Holdings, Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Hyman Belzberg - Canada
          Bel-Alta Holdings, Ltd. - Canada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              Hyman Belzberg - 1,703,974 shares*
                         Bel-Alta Holdings, Ltd. - 1,703,974
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              Hyman Belzberg - 1,703,974 shares*
                         Bel-Alta Holdings, Ltd. - 1,703,974 shares
   PERSON
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         NONE
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Hyman Belzberg - 1,703,974 shares*
          Bel-Alta Holdings, Ltd. - 1,703,974 shares
          Management Group - 3,970,644 shares**
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

          Hyman Belzberg - 33.5%*
          Bel-Alta Holdings, Ltd. - 33.5%
          Management Group - 78%**
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

          Hyman Belzberg - IN
          Bel-Alta Holdings, Ltd. - CO
________________________________________________________________________________

*    Consisting of shares held of record by Bel-Alta Holdings, Ltd.

** The Management Group may be deemed, for purposes of this Schedule 13D and the Offer only, a group within the meaning of Section 13(d)(3) of the Exchange Act. Hyman Belzberg and Bel-Alta Holdings, Ltd. disclaim any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.


                               Page 3 of 11 Pages

CUSIP No. 307351106                       13D                 Page 4 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Keenan Behrle
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              90,000 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              90,000 shares

   PERSON
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Keenan Behrle - 90,000 shares
          Management Group - 3,970,644* shares
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

          Keenan Behrle - 1.8%
          Management Group - 78%*
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

          IN
________________________________________________________________________________

* The Management Group may be deemed, for purposes of this Schedule 13D and the Offer only, a group within the meaning of Section 13(d)(3) of the Exchange Act. Keenan Behrle disclaims any interest (beneficial or otherwise) in any of the shares held by any other member of the Management Group.


                               Page 4 of 11 Pages

ITEM 1. SECURITY AND ISSUER

     (a) The name of the issuer is Westminster Capital, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

     (b) This Schedule 13D relates to the Common Stock, $1 par value (the "Common Stock"), of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c), (f) This Statement is being filed on behalf of William Belzberg, Bel-Cal Holdings, Ltd., William Belzberg Revocable Living Trust, October 5, 1984, Hyman Belzberg, Bel-Alta Holdings, Ltd. and Keenan Behrle (collectively referred to as the "Management Group" or the "Reporting Persons").

     William Belzberg's principal business address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. His principal occupation is President and Chief Executive Officer of the Issuer. Mr. Belzberg is a U.S. citizen.

     Bel-Cal Holdings, Ltd. is a Canadian corporation ("Bel-Cal"). Its principal business is the ownership and management of investments, and its principal business and principal office are located at 1400 First Alberta Place, 777-8th Avenue, S.W., Calgary, Alberta, Canada T2P3R5.

     William Belzberg Revocable Living Trust, October 5, 1984 is a U.S. living trust (the "Trust"). It is a trust used for holding various assets, and its principal business and office address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212.

     Bel-Alta Holdings, Ltd. is a Canadian corporation ("Bel-Alta"). Its principal business is real estate mortgage and investment, and the address of its principal business and principal office is No. 1420 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2POM2.

     Hyman Belzberg's principal business address is No. 1420 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2. His principal occupation is President of Bel-Alta. Mr. Belzberg is a Canadian citizen.

     Keenan Behrle's principal business address is 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. His principal occupation is Executive Vice President of the Issuer. Mr. Behrle is a U.S. citizen.

     William Belzberg is the President, sole director, and owner of all of the outstanding voting stock of Bel-Cal and the sole trustee of the Trust, and as such may be deemed to be the beneficial owner of the shares of Common Stock held by Bel-Cal and the Trust pursuant to Rule 13d-3 adopted under the Exchange Act by the Securities and Exchange Commission (the "SEC").


                               Page 5 of 11 Pages

     Hyman Belzberg is the President, sole director, and owner of all of the outstanding voting stock of Bel-Alta, and as such may be deemed to be the beneficial owner of the shares of Common Stock held by Bel-Alta pursuant to Rule 13d-3 adopted by the SEC under the Exchange Act.

     Attached hereto as Exhibit 1 is a list of all the executive officers and directors of Bel-Cal and Bel-Alta, including the principal occupation or employment of each.

     (d)-(e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Westminster will use cash from its working capital to acquire the shares of Westminster tendered in the Offer (as defined below).

ITEM 4. PURPOSE OF TRANSACTION

     On April 18, 2002, Issuer, William Belzberg, Hyman Belzberg and Keenan Behrle filed a Tender Offer Statement on Schedule TO with the SEC, as amended from time to time ("Schedule TO"), relating to the Issuer's offer to purchase any and all of its Common Stock at $2.80 per share (the "Offer"). The Offer was made upon the terms and conditions set forth in the Offer to Purchase dated April 18, 2002, as amended (the "Offer to Purchase"), and related Letter of Transmittal, which have been filed as exhibits to the Schedule TO.

     The purpose of the Offer is to provide the holders of the Issuer's common stock with liquidity for their shares at a price that the board of directors, based on the unanimous recommendation of a special committee consisting of independent members of the board of directors, has determined to be fair to Issuer's stockholders, other than William Belzberg, Hyman Belzeberg, Keenan Behrle and certain other stockholders who have advised the Issuer that they do not intend to tender their shares pursuant to the Offer (the "Continuing Stockholders"). Following the purchase of the shares by the Issuer pursuant to the Offer, the number of shares that are publicly traded and the number of stockholders will be reduced, which could adversely affect the liquidity and the market value of the remaining shares held by the public and may result in the shares being delisted from the American Stock Exchange and/or the Archipelago Exchange. Also, if there are less than 300 holders of record following the completion of the Offer, given the continuing cost of public reporting and compliance, Issuer intends to delist its stock from the American Stock Exchange and the Archipelago Exchange and to terminate its registration under the Securities Exchange Act of 1934, as amended. If this occurs, Issuer will become a private company and there will be no public market for the Issuer's stock. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS - Purpose of the Offer; Plans for Westminster After the Offer" are incorporated herein by reference.


                               Page 6 of 11 Pages

     The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Friday, May 24, 2002. Following the expiration of the initial offering period, Issuer accepted for payment all shares validly tendered during the initial offering period. The depositary informed the Issuer that preliminary results show that a total of 1,382,413 shares were tendered, representing approximately 20.8% of the outstanding shares. These shares, together with 179,774 shares subject to notices of guaranteed delivery, represent approximately 23.5% of the outstanding shares of the Issuer. It is estimated that a total of 744,628 shares will remain outstanding following the expiration of the initial offering period, excluding the shares held by the Continuing Stockholders. This number represents approximately 11.2% of the outstanding shares of Issuer's Common Stock prior to the completion of the Offer and approximately 14.6% of the outstanding shares of the Issuer's Common Stock following the purchase of the shares validly tendered during the initial offering period.

     On May 24, 2002, immediately after the expiration of the initial offering period and after acceptance for payment of all shares validly tendered during the initial offering period, Issuer commenced a subsequent offering period which will expire at 5:00 p.m., New York City time, on Friday, June 21, 2002. The same $2.80 per share consideration paid during the initial offering period will be paid during the subsequent offering period.

     Except as set forth above, each of the Reporting Persons has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) A change in the present Board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a Registered National Securities Association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


                               Page 7 of 11 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) The Reporting Persons may be deemed, for purposes of this Schedule 13D and the Offer only, to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder. Subject to the foregoing, and without admitting that any of the members of the group has any interest (beneficial or otherwise) in any of the shares of Common Stock held by other members of the group, the group beneficially owns in the aggregate 3,970,644 shares of the Common Stock, representing approximately 78% of the outstanding shares of the Common Stock as of the date of this Schedule 13D.

     As of the date of this Schedule 13D, William Belzberg owned of record 100 shares of the Common Stock, the Trust owned of record 1,802,820 shares of the Common Stock and Bel-Cal owned of record 373,750 shares of the Common Stock. By virtue of being the owner of all of the outstanding voting stock of Bel-Cal and the sole trustee of the Trust, Mr. Belzberg may be deemed to have sole voting and dispositive powers with respect to such shares owned of record by those entities and thus may be deemed to beneficially own the shares. This would mean that he beneficially owns an aggregate of 2,176,670 shares of the Common Stock, representing approximately 42.8% of the outstanding shares of the Common Stock as of the date of this Schedule 13D.

     As of the date of this Schedule 13D, Bel-Alta owned of record 1,703,974 shares of the Common Stock. By virtue of being owner of all of the outstanding voting stock of Bel-Alta, Hyman Belzberg may be deemed to have sole voting and dispositive powers with respect to such shares owned of record by Bel-Alta and thus may be deemed to beneficially own the shares. This would mean that he beneficially owns an aggregate of 1,703,974 shares of the Common Stock, representing approximately 33.5% of the outstanding shares of Common Stock as of the date of this Schedule 13D.

     As of the date of this Schedule 13D, Keenan Behrle owned of record 90,000 shares of the Common Stock. Keenan Behrle has sole voting and dispositive powers with respect to such shares he owns. He owns an aggregate of 90,000 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock as of the date of this Schedule 13D.

     (c) Except as set forth in this Schedule 13D, within the past 60 days, none of the Reporting Persons has effected a transaction concerning the Common Stock.

     (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power of the securities of the Issuer.


                               Page 8 of 11 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.   Joint Filing Agreement.


                               Page 9 of 11 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete, and correct.


        May 28, 2002                  /S/ WILLIAM BELZBERG
                                      -----------------------------------------
                                      William Belzberg



        May 28, 2002                  Bel-Cal Holdings, Ltd.


                                      By: /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, President



        May 28, 2002                  William Belzberg Revocable Living Trust,
                                      October 5, 1984


                                      By: /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, Trustee



        May 28, 2002                  /S/ HYMAN BELZBERG
                                      -----------------------------------------
                                      Hyman Belzberg



        May 28, 2002                  Bel-Alta Holdings, Ltd.


                                      By: /S/ HYMAN BELZBERG
                                          -------------------------------------
                                          Hyman Belzberg, President



        May 28, 2002                  /S/ KEENAN BEHRLE
                                      -----------------------------------------
                                      Keenan Behrle



                              Page 10 of 11 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree (i) to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $1.00 per share, of Westminster Capital, Inc. and (ii) that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


        May 28, 2002                  /S/ WILLIAM BELZBERG
                                      -----------------------------------------
                                      William Belzberg


        May 28, 2002                  Bel-Cal Holdings, Ltd.

                                      By: /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, President


        May 28, 2002                  William Belzberg Revocable Living Trust,
                                      October 5, 1984

                                      By: /S/ WILLIAM BELZBERG
                                          -------------------------------------
                                          William Belzberg, Trustee


        May 28, 2002                  /S/ HYMAN BELZBERG
                                      -----------------------------------------
                                      Hyman Belzberg


        May 28, 2002                  Bel-Alta Holdings, Ltd.

                                      By: /S/ HYMAN BELZBERG
                                          -------------------------------------
                                          Hyman Belzberg, President


        May 28, 2002                  /S/ KEENAN BEHRLE
                                      -----------------------------------------
                                      Keenan Behrle


                              Page 11 of 11 Pages